UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BIOENVISION, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09059N100

(CUSIP Number)

Peter Wirth
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

May 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09059N100		SCHEDULE 13D	Page 2 of 11

1.	Names of Reporting Persons. Genzyme Corporation I.R.S. Identification Nos. of above persons (entities only) 06-1047163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,732,698(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,732,698(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,732,698(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person (See Instructions) CO

(1)  Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Participating Preferred Stock into 4,500,000 shares of Common Stock and (ii) exercise of all outstanding options and warrants.

CUSIP No. 09059N100		SCHEDULE 13D	Page 3 of 11

1.	Names of Reporting Persons. Wichita Bio Corporation I.R.S. Identification Nos. of above persons (entities only) 41-2241310

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,732,698(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,732,698(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,732,698(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%

14.	Type of Reporting Person (See Instructions) CO

(1)  Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Participating Preferred Stock into 4,500,000 shares of Common Stock and (ii) exercise of all outstanding options and warrants.

CUSIP No. 09059N100	SCHEDULE 13D	Page 4 of 11

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Common Stock, $0.001 par value per share of Bioenvision, Inc. (“Bioenvision”), a Delaware corporation.  The principal executive offices of Bioenvision are located at 345 Park Avenue, 41st Floor, New York, NY 10154.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being jointly filed by Genzyme Corporation (“Genzyme”) and Wichita Bio Corporation (“Wichita Bio”, and together with Genzyme, the “Reporting Persons”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”).  Set forth below is certain information with respect to each Reporting Person.

Genzyme Corporation

Genzyme, a Massachusetts corporation, is a publicly-held, global biotechnology company focused on rare inherited disorders, kidney disease, cancer, transplant and immune diseases, orthopaedics and diagnostic testing.  Genzyme’s principal place of business and principal office is located at 500 Kendall Street, Cambridge, Massachusetts 02142.

To the best of Genzyme’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Genzyme:

(1)   name;

(2)   business address;

(3)   present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)   citizenship.

During the last five years, neither Genzyme nor, to the best of Genzyme’s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Wichita Bio Corporation

Wichita Bio, a Delaware corporation, is a direct wholly-owned subsidiary of Genzyme and has not conducted any business other than in respect to the potential acquisition of all outstanding capital stock of Bioenvision.  Wichita Bio’s principal place of business and principal office is c/o Genzyme at 500 Kendall Street, Cambridge, Massachusetts 02142.

To the best of Wichita Bio’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Wichita Bio:

(1)   name;

(2)   business address;

CUSIP No. 09059N100	SCHEDULE 13D	Page 5 of 11

(3)   present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)   citizenship.

During the last five years, neither Wichita Bio nor, to the best of Wichita Bio’s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 29, 2007, the Reporting Persons and Bioenvision entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Wichita Bio has commenced a tender offer (the “Offer”) to acquire (i) all of the issued and outstanding common stock, $0.001 par value per share (the “Common Stock”) of Bioenvision, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 17, 2004, between Bioenvision and American Stock Transfer & Trust Company as rights agent, (together, the “Common Shares”) at $5.60 per share in cash (the “Common Stock Offer Price”) and (ii) all of the issued and outstanding shares of Series A Convertible Participating Preferred Stock, par value $0.001 per share, (the “Preferred Shares,” and together with the Common Shares, the “Bioenvision Shares”) of Bioenvision at $11.20 per share in cash (the “Preferred Stock Offer Price”), plus all accrued but unpaid dividends, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after consummation of the Offer, Wichita Bio will merge with and into Bioenvision (the “Merger”), whereupon Wichita Bio’s separate corporate existence will cease and Bioenvision will continue as the surviving corporation and as a wholly owned subsidiary of Genzyme.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Genzyme and Wichita Bio entered into Tender and Voting Agreements (each, a “Tender and Voting Agreement”), dated as of the date of the Merger Agreement, with each of Perseus-Soros Biopharmaceutical Fund L.P., Andrew Schiff, Christopher Wood, David Luci, Hugh Griffith, Ian Abercrombie, James Scibetta, Joseph Cooper, Kristen Dunker, Michael Kauffman, Robert Sterling, Steven Elms and Thomas Scott Nelson (each, a “Stockholder” and, collectively, the “Stockholders”).  Pursuant to the Tender and Voting Agreements, each Stockholder has severally agreed to exercise their options and warrants and to tender their Common Shares and, when applicable, their Preferred Shares in the Offer, and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms. As of May 29, 2007, this group held 6,099,114 Common Shares, options to purchase 5,058,575 Common Shares, warrants to purchase 75,009 Common Shares and 2,250,000 Preferred Shares, totaling approximately 24.3% of the fully diluted outstanding Common Shares (assuming exercise of all options and warrants held by the Stockholders and conversion of the Preferred Shares with no accrued but unpaid dividends) and 100% of the outstanding Preferred Shares.

Pursuant to the Tender and Voting Agreements, each Stockholder granted to each of Genzyme and Wichita Bio an irrevocable option to purchase any or all of the Common Shares and Preferred Shares held by such Stockholder, and any or all Common Shares issued or issuable upon the exercise of any options or warrants, subject to the terms of the Tender and Voting Agreement, for a purchase price equal to the Common Stock Offer Price for the Common Shares and the Preferred Stock Offer Price for the Preferred Shares.  In addition, pursuant to the Tender and Voting Agreement, each of the Stockholders agreed to, at any meeting of the stockholders of Bioenvision however called (or any action by written consent in lieu of a meeting) with respect to the Merger or the Merger Agreement or any adjournment thereof, appoint Genzyme as proxy for the Stockholder to vote and exercise all voting and related rights of such Stockholder of its beneficially held Common Shares and Preferred Shares in favor of the adoption and approval by Bioenvision of the Merger and the Merger Agreement and each of the transactions contemplated thereby.

CUSIP No. 09059N100	SCHEDULE 13D	Page 6 of 11

Shared dispositive power with respect to the Bioenvision Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender and Voting Agreements. Genzyme has not expended any funds in connection with the execution of the Tender and Voting Agreements, except for the transaction expenses (funded from Genzyme’s working capital) otherwise to be incurred in connection with the Offer and the Merger.

Genzyme and Wichita Bio estimate that, if Wichita Bio acquires all of the Bioenvision Shares (on a fully-diluted basis) pursuant to the Offer, the total cash amount required to purchase such shares and to cover estimated fees and expenses will be approximately U.S. $350,000,000. Genzyme or one of its affiliates will provide all funding required by Wichita Bio in connection with the Offer from cash on hand.

A copy of the Merger Agreement is attached is included as Exhibit 2 to this Schedule 13D. A form of the Tender and Voting Agreement is included as Annex II to the Merger Agreement.  References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender and Voting Agreement included as Exhibit 2 to this Schedule 13D and which are incorporated herein in their entirety by this reference.  The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The purpose of entering into the Merger Agreement and the Tender and Voting Agreements, and the purpose of the Offer, is to enable the Reporting Persons to acquire control of, and ultimately the entire equity interest in, Bioenvision. The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the expiration date (1) that number of Common Shares which represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in the money” options and “in the money” warrants) and (2) 100% of the outstanding shares of Preferred Shares, (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated if a filing is required under such Act, and (c) certain governmental approvals, waivers, consents or clearances having been obtained, if required. Subject to applicable law, Wichita Bio reserves the right to withdraw the Offer and to not take up and pay for any Bioenvision Shares deposited in the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by Wichita Bio at or prior to the expiration of the Offer.

Pursuant to the Merger Agreement, Bioenvision has agreed to grant the Reporting Persons an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Common Stock Offer Price up to that number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by the Reporting Persons at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares (determined on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)).  However, the Top-Up Option will not be exercisable for a number of shares of Common Stock in excess of the shares of Common Stock authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised unless, following the time the Reporting Persons accept Bioenvision Shares in this in the Offer or after a subsequent offering period, eighty-five percent (85%) or more of the shares of Common Stock will be directly or indirectly owned by the Reporting Persons.  The Reporting Persons may exercise the Top-Up Option once at any time following the Expiration Date.  The term “Expiration Date” means 12:01 a.m., New York City time, on July 2, 2007, unless and until the Reporting Persons have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, expires.  The purpose of this provision is to facilitate a short-form merger following completion of the Offer.

CUSIP No. 09059N100	SCHEDULE 13D	Page 7 of 11

If the conditions of the Offer are satisfied or waived and Wichita Bio takes up and pays for any Bioenvision Shares validly deposited under the Offer, Wichita Bio intends to acquire any Common Shares not deposited under the Offer through a merger under Delaware General Corporation Law, if available, or to propose a subsequent offering period, in each case for cash consideration per Common Share equal in value to the consideration paid by Wichita Bio per Common Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Bioenvision Shares acquired pursuant to the Offer. Although Wichita Bio intends to propose such a transaction generally on the terms described herein, it is possible that, as a result of delays in Wichita Bio’s ability to effect such a transaction, information subsequently obtained by the Reporting Persons, changes in general economic or market conditions or in the business of Bioenvision, or other currently unforeseen circumstances, such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Wichita Bio reserves the right not to propose such a transaction, or to propose a subsequent offering period on terms other than as described herein.

The Merger Agreement provides that, upon the payment by Wichita Bio for Common Shares representing at least a majority of the issued and outstanding shares of Common Stock pursuant to the Offer, Genzyme will be entitled to designate a number of directors on Bioenvision’s board of directors as will give Genzyme representation on Bioenvision board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on Bioenvision board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (I) such number of shares of Common Stock so accepted for payment and paid for by Wichita Bio plus the number of shares of Common Stock otherwise owned by Genzyme, Wichita Bio or any other subsidiary of Genzyme bears to (II) the number of such shares of Common Stock outstanding, and Bioenvision will, at such time, cause Genzyme’s designees to be so elected. At such time, Bioenvision will, upon Genzyme’s request, also cause persons elected or designated by Genzyme to constitute the same percentage (rounded up to the next whole number) as is on Bioenvision board of directors of (i) each committee of Bioenvision board of directors of directors, (ii) each board of directors (or similar body) of each of Bioenvision’s subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which Common Stock is listed.  Subject to applicable law, Bioenvision will take all action requested by Genzyme necessary to effect any such election.  In connection with the foregoing, Bioenvision will promptly, at the option of Genzyme, either increase the size of Bioenvision board of directors or obtain the resignation of such number of its current directors, or both, as is necessary to enable Genzyme’s designees to be elected or appointed to Bioenvision board of directors as provided above. From and after the effective time of the Merger and pursuant to the Merger Agreement, the directors and officers of Wichita Bio immediately prior to the effective time shall be the initial directors and officers, respectively, of the Company, each to hold office in accordance with the terms of the certificate of incorporation and the by-laws of the Company.

The Merger Agreement provides that from the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, Bioenvision will, except to the extent that Genzyme otherwise consents in writing and except as otherwise expressly provided in the Merger Agreement, carry on its business in the ordinary course, in substantially the same manner as it was conducted prior to signing the Merger Agreement and in compliance in all material respects with all applicable laws and regulations, pay its debts and taxes when due, subject to good faith disputes over such debts and taxes, and pay or perform other material obligations when due.  Without limiting the generality of the foregoing, without the prior written consent of Genzyme and except as otherwise specifically provided in the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, Bioenvision has agreed to observe the following covenants: (i) use its reasonable commercial efforts to preserve intact and keep available the services of present employees of Bioenvision and its subsidiaries; (ii) use reasonable commercial efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement; (iii) use reasonable efforts to preserve the business of Bioenvision, to develop, commercialize and pursue regulatory approvals for its product candidates and products and to advertise, promote and market its products, and use reasonable commercial efforts to keep its properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of its business on a basis consistent with past practice, and to perform and comply in all material respects with the terms of its material contracts; (iv) use its reasonable best efforts to preserve and protect its intellectual property; (v) take all reasonable actions necessary with respect to

CUSIP No. 09059N100	SCHEDULE 13D	Page 8 of 11

outstanding options and warrants to effectuate the terms of the Merger Agreement; and (vi) notify and consult with Genzyme promptly (A) after receipt of any material communication from any governmental entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a governmental entity, and (B) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

Following the completion of the Offer, Genzyme intends to conduct a review of Bioenvision’s operations and business strategy with a view to determining how best to combine Bioenvision’s operations with those of Genzyme in order to streamline the commercialization of Bioenvision’s products and product candidates and to optimize operational effectiveness. Genzyme also plans to assess the various opportunities and risks associated with Bioenvision’s ongoing research and development efforts. Following a detailed assessment of the potential value of these programs, Genzyme will determine whether additional investment or dedication of resources is warranted.

If permitted by applicable law, subsequent to the completion of the Offer and a short-form merger or any subsequent offering period, if necessary, the Reporting Persons intend to delist the Common Shares from The Nasdaq Global Market. The Reporting Persons also intend to seek to cause Bioenvision to apply for termination of registration of the Common Shares under the Act, as soon after the completion of the Offer as the requirements for such termination are met.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any present plans, arrangements or understandings that relate to or would result in:

a)     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)     A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)     Any material change in the present capitalization or dividend policy of the issuer;

f)     Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g)    Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)      A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)      Any action similar to any of those enumerated above.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

a)     As of the date hereof, the Reporting Persons own no Bioenvision Shares.  For purposes of Rule 13d-3 under the Exchange Act, however, as a result of entering into the Tender and Voting Agreements, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 15,732,698 Common Shares, representing approximately 24.3% of the fully diluted outstanding shares (assuming exercise of all options and warrants held by the Stockholders and conversion of the Preferred Shares with no accrued but unpaid dividends).  The Reporting Persons and the other persons listed on Schedule I hereto, however, disclaim beneficial ownership of such Common Shares, and this statement shall not be construed as an admission the Reporting Persons or those listed on Schedule I hereto is the beneficial owner for any purpose of the Common Shares covered by this 13D disclosure.

Except as set forth in this Schedule 13D, to the best of Genzyme’s knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto owns any Bioenvision Shares. Except as set forth in this Schedule 13D, to the best of Wichita Bio’s knowledge as of the date hereof, neither Wichita Bio nor any of its directors and executive officers named in Schedule I hereto owns any Bioenvision Shares.

b)    Prior to May 29, 2007, none of the Reporting Persons owned or was the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Bioenvision Shares.  Upon execution of the Tender and Voting Agreements, the Reporting Persons may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of Bioenvision Shares, because pursuant to the Tender and Voting Agreements, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 15,732,698 Common Shares, representing approximately 24.3% of the fully diluted outstanding shares (assuming exercise of all options and warrants held by the Stockholders and conversion of the Preferred Shares with no accrued but unpaid dividends).  Upon the consummation of the Offer, the Reporting Persons would have sole voting and investment power over such Bioenvision Shares.

c)     Except for the transactions described herein, to the best of Genzyme’s knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Bioenvision Shares during the past 60 days.  Except for the transactions described herein, to the best of Wichita Bio’s knowledge as of the date hereof, neither Wichita Bio nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Bioenvision Shares during the past 60 days.

d)    Other than the Stockholders identified in Item 3 party to the Tender and Voting Agreements in the form of Annex II to Exhibit 2 to this Schedule 13D and incorporated herein by reference, to the best of Genzyme’s knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Bioenvision Shares beneficially owned by Genzyme. To the best of Wichita Bio’s knowledge as of the date hereof, neither Wichita Bio nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Bioenvision Shares beneficially owned by Wichita Bio.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

As described in Item 3, on May 29, 2007, the Reporting Persons entered into the Tender and Voting Agreements with the Stockholders. During the term of the Tender and Voting Agreement, except as otherwise provided therein, each Stockholder agreed not to: (i) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Bioenvision Shares, or agree to do any of the foregoing; (ii) take any action which would have the effect of preventing or disabling a Stockholder from performing its obligations under the Tender and Voting Agreement; and (iii) subject to certain covenants applicable to Bioenvision, (a) solicit, initiate or encourage the submission of any acquisition proposal or of any other sale, transfer, pledge or other disposition or conversion of any Bioenvision Shares or of any of the other debt or equity securities of Bioenvision, or (b) participate in or knowingly encourage any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, enter into any agreement with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal or any other sale, transfer, pledge or other disposition or conversion of any Bioenvision Shares or of any of the other debt or equity securities of Bioenvision, in any case, from, to or with any person other than Wichita Bio or Genzyme. Each Stockholder further agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any such other parties conducted heretofore with respect to any of the foregoing and to notify Genzyme immediately if any party contacts the Stockholder following the date of the Tender and Voting Agreement (other than Wichita Bio or Genzyme) concerning any acquisition proposal or any other sale, transfer, pledge or other disposition or conversion of any Bioenvision Shares or of any of the other debt or equity securities of Bioenvision.

Except for the agreements described above, to the knowledge of Genzyme and Wichita Bio, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Bioenvision, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Tender and Voting Agreements included as Exhibit 2 to this Schedule 13D and which is incorporated herein in its entirety by this reference.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement, between Genzyme Corporation and Wichita Bio Corporation, dated June 8, 2007.

2	Agreement and Plan of Merger, by and among Genzyme Corporation, Bioenvision, Inc. and Wichita Bio Corporation, dated May 29, 2007.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 8, 2007

GENZYME CORPORATION

	By:	/s/ Peter Wirth
		Name:	Peter Wirth
		Title:	Chief Legal Officer & Executive Vice President, Legal & Corporate Development

WICHITA BIO CORPORATION

	By:	/s/ Peter Wirth
		Name:	Peter Wirth
		Title:	Vice President & Secretary

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the beneficial ownership of Common Stock, $0.001 par value per share, of Bioenvision, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 8, 2007

GENZYME CORPORATION

	By:	/s/ Peter Wirth
		Name:	Peter Wirth
		Title:	Chief Legal Officer & Executive Vice President, Legal & Corporate Development

WICHITA BIO CORPORATION

	By:	/s/ Peter Wirth
		Name:	Peter Wirth
		Title:	Vice President & Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF GENZYME CORPORATION

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Genzyme.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Genzyme Corporation, 500 Kendall Street, Cambridge, MA 02142.

Directors

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer
Genzyme Corporation

Douglas A. Berthiaume
President and Chief Executive Officer
Waters Corporation (high technology manufacturer of high performance liquid chromatography instrumentation and consumables, and thermal analysis and mass spectrometry products used for analysis and purification)
34 Maple Street
Milford, Massachusetts  01757

Gail Koziara Boudreaux
Executive Vice President
Health Care Service Corporation
300 East Randolph Street
Chicago, Illinois 60601

Robert J. Carpenter
Executive Chairman of the Board
Peptimmune, Inc.
64 Sidney Street
Cambridge, Massachusetts 02139

Charles L. Cooney
Professor of Chemical and Biochemical Engineering
Massachusetts Institute of Technology
Room 56-469B
77 Massachusetts Avenue
Cambridge, Massachusetts 02139

Victor J. Dzau
Chancellor for Health Affairs and President and Chief Executive Officer
Duke University Medical Center and Health System
106 Davidson Building
Durham, North Carolina 27710

Connie Mack III
Senior Policy Advisor and Co-Chairman of the Government Relations Practice Group
King & Spalding LLP
1700 Pennsylvania Avenue, NW, Suite 200
Washington, DC 20006

Richard F. Syron
Chairman and Chief Executive Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, Virginia 22102

Executive Officers

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer
(See Above)

Earl M. Collier, Jr.
Executive Vice President, Cardiovascular and Oncology

Zoltan A. Csimma
Chief Human Resources Officer; Senior Vice President

Georges Gemayel, Ph.D.
Executive Vice President, Therapeutics

Richard A. Moscicki, M.D.
Chief Medical Officer; Senior Vice President, Clinical, Medical and Regulatory Affairs

Alan E. Smith, Ph.D.
Chief Scientific Officer; Senior Vice President, Research

Sandford D. Smith
Executive Vice President; President, International Group

Peter Wirth
Chief Legal Officer; Executive Vice President, Legal and Corporate Development; Secretary

Michael S. Wyzga
Chief Financial and Accounting Officer; Executive Vice President, Finance

DIRECTORS AND EXECUTIVE OFFICERS OF WICHITA BIO CORP.

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Wichita Bio.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Genzyme Corporation, 500 Kendall Street, Cambridge, MA 02142.

Directors

Henri A. Termeer

See above, under “Directors and Executive Officers of Genzyme Corporation”

Peter Wirth

See above, under “Directors and Executive Officers of Genzyme Corporation”

Executive Officers

Henri A. Termeer, Chief Executive Officer

Earl M. Collier, Jr., President

Michael S. Wyzga, Vice President & Treasurer

Peter Wirth, Vice President & Secretary